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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)



                             VendingData Corporation
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                   92261Q 10 3
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                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 13, 2001
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240-13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                          -----------------
CUSIP No. 92261Q 10 3             SCHEDULE 13D                 PAGE 2 OF 5 PAGES
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   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         James E. Crabbe; James E. Crabbe Revocable Trust

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |_|
                                                               (b)  |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         PF, OO

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM  2(d) or 2(e)                                      |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

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 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 26,917,375 shares
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    0 shares
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    22,055,132 shares
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,917,375 shares

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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

         73.52%

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   14    TYPE OF REPORTING PERSON*

         IN; OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNAURE ATTESTATION.

                                      -2-
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         This Amendment No. 8 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated June 7, 1999, the Amendment No. 1 dated August 25, 1999, the Amendment No. 2 dated May 30, 2000, the Amendment No. 3 dated July 14, 2000, the Amendment No. 4 dated September 29, 2000, the Amendment No. 5 dated October 9, 2000, the Amendment No. 6 dated January 1, 2001 and the Amendment No. 7 dated February 1, 2001 (together, the "Schedule 13D") with respect to the beneficial ownership by the James E. Crabbe Revocable Trust (the "Trust") and James E. Crabbe, an individual and trustee of the Trust, of the common stock, $.001 par value, of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See response to Item 4, "Purpose of the Transaction."

ITEM 4.  PURPOSE OF TRANSACTION

         On June 14, 2001, the board of directors of the Company declared a distribution of rights to purchase shares of its common stock to all stockholders of record as of June 15, 2001. The Company issued one right per share of common stock where each right permitted the holder to purchase two shares of common stock at $0.35 per share. The total number of shares offering pursuant to the rights offering was 26,869,770 shares. The rights offering expired on August 13, 2001 for all stockholders who do not reside in California and will expire on September 24, 2001 for all stockholders who reside in California. In addition to receiving the rights as a stockholder of the Company, Mr. Crabbe entered into a Standby Purchase Agreement with the Company whereby Mr. Crabbe, or his designee, agreed to purchase all of the shares in the rights offering that have not been purchased by the Company's other stockholders by the expiration of the rights offering.

         In accordance with the terms of the rights offering, the rights may be exercised for cash or in exchange for the then current outstanding balance on certain short-term notes held by the Company's stockholders. Upon the closing of the rights offering, the Trust purchased 1,428,572 shares of the Company's common stock in exchange for the cancellation of $500,000 of bridge loans provided by Mr. Crabbe and, as the standby purchaser, purchased 16,409,068 shares of the Company's common stock in exchange for $2,389,174 in cash, the cancellation of $850,000 in short term notes and the cancellation of $2,504,000 in bridge loans. In addition, the Richard S. Huson Marital Trust U/T/A dated 9/4/98, a trust over which Mr. Crabbe has been granted the voting power, purchased 1,889,126 shares of the Company's common stock in exchange for the cancellation of $661,194.10 in short-term notes.

         Mr. Crabbe and the Trust have purchased such shares for investment purposes and from personal funds and the cancellation of certain indebtedness owed to the Trust by the Company. Mr. Crabbe and the Trust do not have any present plans or proposals with respect to the Company's common stock.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                          PRESENTLY OWNED      PERCENTAGE
                                       -------------------------------------
         Sole Voting Power                   26,917,375          73.52%
         Shared Voting Power                          0           0.00%
         Sole Dispositive Power              22,055,132          60.24%
         Shared Dispositive Power                     0           0.00%
                                       -------------------------------------
         Total Beneficial Ownership          26,917,375          73.52%

         The sole voting power of Mr. Crabbe consists of 97,116 shares of the Company's common stock held by the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated November 12, 1999), 4,765,127 shares held by the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000) and 22,055,132 shares over which Mr. Crabbe possesses the sole dispositive power.

         The sole dispositive power of Mr. Crabbe consists of 20,976,210 shares of the Company's common stock issued directly to the Trust, 826,922 shares issuable to the Trust upon the conversion of certain convertible notes, 250,000 shares issuable to the Trust upon the exercise of certain warrants and 2,000 shares issuable to Mr. Crabbe upon exercise of options granted pursuant to the Company's 1999 Directors' Stock Option Plan.

         The percentages reflect the percentage share ownership with respect to 35,530,950 shares, the shares of the Company's common stock outstanding as of September 7, 2001.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   JAMES E. CRABBE,
                                            an individual


Dated:  September 10, 2001         By:    /s/ Stacie L. Brown
                                          --------------------------------------
                                          Stacie L. Brown, Attorney-in-Fact for
                                          James E. Crabbe, an individual

                                   JAMES E. CRABBE REVOCABLE TRUST


Dated:  September 10, 2001         By:    /s/ Stacie L. Brown
                                          --------------------------------------
                                          Stacie L. Brown, Attorney-in-Fact for
                                          James E. Crabbe, Trustee for the
                                          James E. Crabbe Revocable Trust


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